UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on November 25, 2025, entitled “Equinor ASA: Share buy-back – fourth tranche for 2025”.

Equinor ASA: Share buy-back – fourth tranche for 2025

Please see below information about transactions made under the fourth tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 29 October 2025.

The duration of the buy-back tranche: 30 October 2025 to no later than 2 February 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 29 October 2025, available here: https://newsweb.oslobors.no/message/658157

From 17 November to 21 November 2025, Equinor ASA has purchased a total of 1,549,750 own shares at an average price of NOK 240.7294 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

17 November	OSE	295,250	246.2584	72,707,792.60
	CEUX
	TQEX

18 November	OSE	299,500	243.4262	72,906,146.90
	CEUX
	TQEX

19 November	OSE	319,000	240.4622	76,707,441.80
	CEUX
	TQEX

20 November	OSE	307,000	239.3241	73,472,498.70
	CEUX
	TQEX

21 November	OSE	329,000	234.8832	77,276,572.80
	CEUX
	TQEX

Total for the period	OSE	1,549,750	240.7294	373,070,452.80
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	3,281,559	244.3073	801,708,975.09
	CEUX
	TQEX
	Total	3,281,559	244.3073	801,708,975.09

Total buy-backs under the tranche (accumulated)	OSE	4,831,309	243.1597	1,174,779,427.89
	CEUX
	TQEX
	Total	4,831,309	243.1597	1,174,779,427.89

Following completion of the above transactions, Equinor ASA owns a total of 48,846,281 own shares, corresponding to 1.91% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 38,153,619 own shares, corresponding to 1.49% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: November 25, 2025	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer